Exhibit 99.68

Volaris announces summons for general ordinary annual shareholders meeting

Mexico City, Mexico. April 9, 2021 – Volaris* (NYSE: VLRS and BMV: VOLAR), announces a summons for the general ordinary annual shareholders’ meeting to be held on April 26, 2021.

Under Mexican law Volaris needs to hold a general ordinary shareholders’ meeting at least once a year in respect of general corporate matters. A courtesy English translation of this year’s shareholders’ meeting agenda is attached as exhibit.

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to 170 and its fleet from four to 87 aircraft. Volaris offers more than 410 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100

CALL TO A GENERAL ORDINARY ANNUAL SHAREHOLDERS MEETING

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

By resolution of the Board of Directors of CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. (the “Company”), and pursuant to articles 179, 180, 181, 183, 186 and other applicable articles of the General Law of Commercial Companies and clauses Seventeenth, Eighteenth and Nineteenth and other applicable clauses of the corporate by-laws, holders of Series “A” and Series “B” shares of the capital stock of the Company, are hereby summoned to a general ordinary annual shareholders meeting to be held on April 26, 2021 at 16:00 (sixteen) hours, in the corporate domicile of the Company located at Avenida Antonio Dovalí Jaime No. 70, Building B, Floor 13, Colonia Zedec Santa Fe, Alcaldía Álvaro Obregón, C.P. 01210, Mexico City, Mexico in order to deal with the subject-matters contained in the following:

AGENDA

I.	Presentation and, if applicable, approval of the reports referred to article 28, section IV, of the Securities Market Law including the presentation of the financial statements for the year ended on December 31, 2020 and resolutions regarding the performance of the Board of Directors, Committees and Chief Executive Officer of the Company.

II.	Resolutions regarding the allocation of the results for the fiscal year ended on December 31, 2020.

III.	Resolutions of (i) the amount that could be allocated to the purchase of Company´s shares in accordance with article 56, section IV, of the Securities Market Law; and (ii) the report regarding the policies and resolutions adopted by the Board of Directors of the Company, regarding the purchase and sale of such shares.

IV.	Appointment and/or ratification of the members of the Board of Directors, of the secretary, prosecretary and principal officers.

V.	Appointment and/or ratification of the chairman of the Audit and Corporate Practices Committee.

VI.	Resolutions regarding the compensation to the members of the Board of Directors, Audit and Corporate Practices Committee, Compensations and Nominations Committee and the secretary of the Board of Directors.

VII.	Appointment of delegates who will carry out and formalize the resolutions adopted by this meeting.

Pursuant to clause Nineteenth of the corporate by-laws, in order to have the right to attend the meeting, shareholders must be registered in the Stock Registry Book of the Company and present the corresponding admission card, which must be requested no later than forty-eight hours prior to the start of the shareholders meeting at the domicile of the secretary of the Company located at Javier Barros Sierra 540, Building 1, Floor 4, Col. Santa Fe, 01210, Mexico City, Mexico, by depositing the corresponding share certificates or provide evidence of the corresponding deposit certificates of such shares issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., by a Mexican credit or foreign institution, or by an authorized brokerage firm. In order to obtain the above-mentioned admission card, the depositors with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., must enclose to the statements issued by such institution, the lists that identify the names of the corresponding shareholders.

Shareholders or holders of other securities referred to Series “A” and “B” of the Company, may be represented by attorneys-in fact who must evidence their authority by means of a power-of-attorney granted in terms of the form prepared by the Company in compliance with paragraph III of Article 49 of the Mexican Securities Market Law and the corporate by-laws.

The abovementioned forms and admission cards may be requested at the above-mentioned Secretary’s domicile, within the fifteen days prior to the date on which the meeting will be held, from 10:00 to 14:00 hours and from 16:00 to 18:00 hours. Likewise, the information related to the agenda will be available to the shareholders or their representatives, at the above-mentioned hours and domicile, within at least fifteen days prior to the date of the meeting.

DUE TO THE NATIONAL CONTINGENCY DERIVED FROM COVID-19, IT IS HEREBY INFORMED THAT THE LOCATION WHERE THE MEETING WILL TAKE PLACE WILL BE LARGE ENOUGH TO COMPLY WITH THE NECESSARY DISTANCE PROTOCOLS. LIKEWISE, OTHER HEALTH AND SANITATION PROTOCOLS WILL BE FULFILLED FOR THE SAFETY OF THOSE PRESENT AT THE MEETING. IN THE CASE OF ISSUANCE OF ANY RULING OR DISPOSITION THAT REQUIRES US TO MAKE ANY AMENDMENTS TO THIS CALL, WE WILL INFORM SHAREHOLDERS IN DUE TIME.

Mexico City, April 9, 2021

Jaime Esteban Pous Fernández

Secretary of the Board of Directors